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March 19, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Celator Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed January 30, 2013
File No. 000-54852

Dear Mr. Riedler:

This letter sets forth the response of Celator Pharmaceuticals, Inc. (the “Company”) to each of the comments contained in the February 12, 2013 letter of the staff of the Securities and Exchange Commission with respect to the above-captioned registration statement (the “Form 10”). For convenience of reference, we have included each of the staff’s comments followed by the Company’s response to the comment.

Item 6. Executive Compensation

1. We note your response to prior comment 6. Please restore the executive compensation awards for fiscal year 2011 and include it with that of fiscal year 2012. Instruction 1 to Item 402(n) of Regulation S-K states that you are required to provide executive compensation disclosure for both the last completed fiscal year and any other information required when your filing was made. At the time of your initial filing, you were required to disclose executive compensation information for fiscal year 2011 and therefore this disclosure should not be removed.

The Company has inserted the executive compensation information for fiscal year 2011 on pages 61 through 64.

DUANE MORRIS LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020

Securities and Exchange Commission Division of Corporation Finance March 19, 2013 Page 2

Consolidated Financial Statements for the Year Ended December 31, 2011

Notes to the consolidated financial statements

Commitments and contingencies. page F-15

2.	Your revised disclosure in response to prior comment seven does not disclose the duration of the Princeton and BCCA agreements. Please revise your disclosure to state the term of each agreement including royalty payment period.

The Company provides the following updated disclosure. The Company respectfully submits that the updated disclosure made to the year ended December 31, 2011 financial statements is not material.

Note 6 of the Company’s financial statements for the year ended December 31, 2011 now reads as follows (additional disclosure has been underlined for purposes of this response letter only) and conforming changes have been made to Note 8 of the Company’s financial statements for the nine months ended September 30, 2012:

The Company has a worldwide exclusive license agreement with Princeton University dated June 28, 2007 that remains in effect until the longer of the expiration of the last-to-expire patent licensed under the agreement or ten years from the date of first commercial sale of a licensed product in all countries of the world in which Princeton University and Celator have patent rights. The agreement provides the Company with exclusive rights to inventions developed by Princeton University arising from research sponsored by the Company between 2003 and 2007. These inventions are generally characterized as particulate constructs for release of active agents for medical application. All obligations for research conducted under the research agreement have been completed as of March 31, 2007.

The Company will have to pay a royalty on net sales to Princeton University of a low single-digit percentage if any invention is sold by the Company or a company to which the product covered by the invention was licensed by Celator, that was generated under the exclusive licensing agreement. No royalty or other product/sub-license-related payments have been made to date. The duration of royalty obligations will be dictated by the final patent term adjustment made by the United States Patent and Trademark Office upon granting of claims. To date, no claims in this application have been granted and no products related to this Agreement have been licensed. The minimum duration of valid claims and hence royalty obligations would be 2025 based on the original patent filing date of 2005.

Securities and Exchange Commission Division of Corporation Finance March 19, 2013 Page 3

The Company is obligated to provide Princeton University a percentage within the range of 45% to 55% of proceeds obtained from a sub-license of the intellectual property to a third party in cases where the Company has not conducted any research or development activities and is solely licensing out the original intellectual property jointly developed by the Company and Princeton University.

The Company may terminate the agreement at any time by giving 90 days written notice to Princeton University. Princeton may terminate the agreement if the Company should breach or fail to perform any of the agreement, with written notice of default provided by Princeton University to Celator and only if the Company fails to cure the default within 60 days. The Company’s obligation under the agreement is to provide an annual progress report to Princeton University on any developments of the licensed technology as well as prosecution of the patents covering the technology and the use of commercially reasonable efforts to develop licensed products.

The Company has a collaborative research agreement dated May 2001 with the British Columbia Cancer Agency (“BCCA”) which terminated June 28, 2004, whereby in consideration for the license and conditional assignment of all Company-sponsored intellectual property to the Company by BCCA, the Company will pay to BCCA a royalty in the low single digits on net sales of royalty-bearing products in territories so long as a valid claim exists for inventions made between June 2000 and June 2005 under the agreement. The agreement allowed for either party to terminate the agreement if the other party commits a material breach or default and such breach or default is not reasonably cured within 45 days. All obligations relating to the conduct of the research and assignment of intellectual property have been completed as of June 28, 2004. Obligations that remain include continued maintenance of patents for which of issued patents with claims covering Celator’s current products in development, royalty obligations would continue to be due until 2027 for the latest expiring patent. No payments of royalties have been made to date.

Securities and Exchange Commission Division of Corporation Finance March 19, 2013 Page 4

Restated amounts, page F-22

3.	Your response to prior comment eight did not provide us with your analysis as to why the warrants issued in 2011 and 2012 should be accounted for as a liability. Please provide us with your analysis that addresses how you determined that the warrants are not indexed to your common stock and why the warrants should not be classified in stockholders equity under ASC 815-40.

On further analysis of the terms of these warrants, the Company has refined its analysis of the accounting treatment. As explained further below, these warrants are appropriately accounted for as liabilities up until August 28, 2012, which was the issue date of new capital stock, representing a qualifying financing transaction under the terms of the warrants.

The exercise price of the warrants was established at $0.278 pre-reverse stock split ($5.21 post-reverse stock split) per share if the warrants were exchanged for Series D preferred shares. However, the warrant price and number of shares into which the warrants are exercisable would be adjusted under the terms to reflect the price per share of any new qualified financing and the adjusted warrants would be exercisable for same shares as issued in such a financing. More specifically, the number of new shares into which the warrant is exercisable would be determined by taking a fixed dollar amount and dividing by the purchase price of the shares issued in the new qualified financing. Thus the number of shares into which the warrants can be exercised varies directly with the selling price of the new shares issued.

It is this potential adjustment of the warrant price under the original terms of the warrant that causes the Company to conclude that the warrants should be recorded as liabilities at fair value. The effect of this warrant price adjustment term is that it represents an obligation to issue a variable number of equity shares as contemplated in ASC 480-10-25-14.

ASC 480-10-25-14 states the following:

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares).

b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and settleable with a variable number of the issuer’s equity shares).

Securities and Exchange Commission Division of Corporation Finance March 19, 2013 Page 5

c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

Evaluation: In order to meet this specific criteria the settlement obligation must either represent 1) a financial instrument that represents an unconditional obligation to issue a variable number of shares, or 2) a financial instrument other than an outstanding share that embodies a conditional obligation to settle in a variable number of shares. This criteria is achieved for the warrants given that the warrants are a financial instrument other than a share that represent a conditional obligation for the Company to issue a variable number of shares in which the monetary value of the Company’s obligation is based solely on a fixed monetary amount that is known at inception (i.e. criteria (a) above). Given the above, the warrants represent ASC 480-10 liabilities based on application of ASC 480-10-25-14.

The Company also considered whether these warrants would be considered to be indexed to our own stock as contemplated in ASC 815-40. The Company also believes that there are features in the terms of the warrant and the adjustments that arise on a qualifying financing that could lead to the conclusion that these warrants are not indexed to our own stock. However, the assessment of the instrument under ASC 480 takes precedence and once it is determined that the instruments are liabilities to be recorded at fair value under ASC 480, it is not necessary to assess the instruments under ASC 815.

On August 28, 2012 the Company issued new capital stock, representing a qualifying financing. At that point, the number of shares into which the warrants would be exercisable became fixed and that the warrants would meet all the conditions to be considered indexed to the Company’s own stock. Consequently, the warrants no longer met the conditions to be recorded as liabilities. The Company has concluded that the fair value of the warrant liability at that date should be reclassified to shareholders’ equity.

The Company has added the following disclosure as a restatement note to the nine months ended September 30, 2012, September 30, 2011 and for the period November 18, 1999 (date of incorporation) to September 30, 2012 interim consolidated financial statements (note 14):

“Upon re-assessment, the Company has determined that the warrant classification should have been re-assessed at the date of a qualified financing. At that date the warrant price was fixed, and the issuance of a variable number of shares would no longer be required. Therefore, the Company has re-classed the liability to equity.”

Securities and Exchange Commission Division of Corporation Finance March 19, 2013 Page 6

Consolidated Financial Statements for the Nine Months Ended September 30, 2012

Notes to consolidated financial statements

Research collaboration income, page F-43

4. Your revised disclosure in response to prior comment 10 does not disclose what the up-front payment received in June 2012 from LLS represents. Also, based on your response it appears that the upfront payment and success-based return are milestones. Please disclose, and explain to us, why the upfront payment and success-based return are substantive and what the $2 million up-front payment is for under the 2012 LLS Agreement. In addition, disclose your determination on why the additional $3 million payments for the achievement of clinical milestones are substantive. Please refer to ASC 605-28-50-2.

After consideration of the staff’s comment, the Company respectfully submits, upon revisiting the 2012 LLS agreement, that the initial payment of $2.0 million was not substantive, and this amount should have been deferred and recognized as research and development services were being conducted. The 2012 LLS agreement states that the $2.0 million is due to the Company on signing of the 2012 LLS agreement; however, the amount may be refundable by the Company in the event of a material breach by the Company under the agreement.

The Company has added and modified its disclosure on page 48 with respect to the $2.0 million up-front payment under the 2012 LLS Agreement and has now deferred and will recognized the $2.0 million up-front payment over the period that research and development costs is being conducted. Conforming changes have been made in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section and the financial statements for the nine months ended September 30, 2012.

“Upon re-assessment, the Company reviewed the terms of the $2.0 million up-front payment received with regards to the agreement and determined the initial payment of $2.0 million was not substantive and that the amount should not have been recognized as revenue but deferred and recognized over the period that research and development services were provided under the agreement. Management corrected this material error which resulted in an increase of $1.8 million to deferred revenue on the consolidated balance sheet as at September 30, 2012 and reduction in LLS funding expenses of $1.8 million on the consolidated statements of loss and comprehensive loss for the nine-month period ended September 30,

Securities and Exchange Commission Division of Corporation Finance March 19, 2013 Page 7

2012 and for the period November 18, 1999 (date of incorporation) to September 30, 2012. This resulted in an additional loss of $1.8 million to net loss for the nine-month period ended September 30, 2012 and for the period November 18, 1999 (date of incorporation) to September 30, 2012. Basic and diluted loss per share for the nine-month period ended September 30, 2012 increased from $(1.01) to $(1.23) and for the period November 18, 1999 (date of incorporation) to September 30, 2012 increased from $(13.02) to $(13.24).”

With regards to the remaining $3 million, the Company has concluded that the remaining milestones are substantive.

A milestone may only qualify for the accounting in ASC 605-28 if it meets several criteria, as evaluated at the inception of the arrangement:

1. There is substantive uncertainty when the arrangement is signed about whether the specified target or event will be achieved. The mere fact that a vendor believes it will achieve the milestone doesn’t mean that there is no substantive uncertainty. However, an event that is routinely performed cannot be considered a substantive milestone, even if its achievement triggers a payment.

2. The event can only be achieved based on the vendor’s performance or an outcome resulting from that performance. Therefore, a payment triggered by changes in a market index is not a substantive milestone. Similarly, payments contingent only upon passage of time, or a customer’s use of the research and development, are not substantive milestones.

3. The payment to be made upon achievement of the milestone is commensurate with either the vendor’s level of effort or the increase in value of the customer’s rights that occur because of the achievement of the milestone. A payment clearly in excess of the value of the services provided or the increase in value of the customer’s rights in the research and development is evidence that the payment is not solely related to the performance that has already occurred. In this case, the payment may relate in part to future performance, rather than past performance.

4. The payment to be made upon achievement of the milestone is reasonable in the context of the arrangement. A payment that appears to be too large in relation to the work performed or in relation to other items in the arrangement may not relate solely to the vendor’s performance in reaching the milestone.

Securities and Exchange Commission Division of Corporation Finance March 19, 2013 Page 8

There are six remaining milestones that will each trigger a $500,000 payment to the Company. These milestones are based on the defined project plan and each is considered to be substantive in nature as set out in ASC 605-28. The estimated timing for the final milestone is in third quarter of 2015.

Restated amounts, page F-43

5. Please refer to your response and revised disclosure to prior comment nine. Please provide us with Management’s analysis under ASC 470-20 that supports the conclusion that the modification of the terms of the automatic conversion on qualified financing effectively introduced a conversion feature that was beneficial. Provide us with your calculation of the beneficial conversion feature totaling $1,221,542.

On August 27, 2012 the automatic conversion of the notes to shares upon a qualified financing was amended to become automatic on a common stock financing. On August 28, 2012, the notes converted automatically upon the amended definition of a qualified financing and note holders received the same number of shares that they would have received on exercise of the holder conversion option discussed above. The Company has concluded that this modification of the terms of the automatic conversion on qualified financing effectively introduced a conversion feature that was beneficial. More specifically, the note holders received shares at an effective conversion price that was less than the fair value of the shares as at the date of issuance.

At the time of issuance of the convertible notes, the conversion feature was contingent upon the majority of note holders calling for conversion. In accordance with ASC 470-20-35-3, such a contingent conversion feature that is beneficial is not recorded until the contingency is resolved.

On August 27, 2012 the automatic conversion to shares upon a qualified financing (discussed above) was amended to become automatic on a common stock financing. On August 28, 2012, the notes converted automatically upon the amended definition of a qualified financing and the notes were converted under their original terms. The Company has concluded that this modification of the terms of the automatic conversion on qualified financing effectively resolved the contingency surrounding the conversion feature. In order to determine whether the conversion feature was beneficial, the intrinsic value of the conversion option as of the dates of issuance of the convertible notes has been calculated as set out in the table below.

Securities and Exchange Commission Division of Corporation Finance March 19, 2013 Page 9

Celator Pharmaceuticals

ASC 470-20 Analysis

Valuation of Beneficial Conversion Feature

Issuance Date		December 15, 2011	February 1, 2012	August 28, 2012	Total

Convertible Promissory Note issued - proceeds	A	$2,576,610	$423,390	$2,000,000
Less: Fair value ascribed to Warrants	B	$549,317	$1,990	$511,818

Net debt component of the convertible debt proceeds	C = (A - B)	$2,027,293	$421,400	$1,488,182

Conversion Price - per Note agreement	D	$0.278	$0.278	$0.278

Conversion into # of preferred shares	E = (A / D)	9,268,381	1,522,986	7,194,245

Effective Conversion Price	F = (C / E)	$0.219	$0.277	$0.207

Fair value of preferred share at issuance of the convertible notes	G	$0.278	$0.278	$0.300

Intrinsic Value of Beneficial Conversion Feature	(G - F) x E	$549,317	$1,990	$670,091	$1,221,398

Note that the calculation above does not reflect the impact of the share consolidation as at August 28, 2012.

Please contact the undersigned at 215-979-1227, or by e-mail at jwkauffman@duanemorris.com, if you have any questions regarding the Company’s responses contained in this letter. Please note the Company is submitting as separate correspondence the acknowledgments set forth in the conclusion of your letter.

Sincerely,

/s/ John W. Kauffman

JWK